SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[RULE 13d-101]
(Amendment No. 8)1
GSI Group Inc.

(Name of Issuer)
Common Shares

(Title and Class of Securities)
3622U102

(CUSIP Number)
Stephen W. Bershad
c/o Albert Fried & Co.
45 Broadway, 24th Floor,
New York, NY 10004
(212) 422-7282

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 14, 2010

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 8 is being filed on behalf of Stephen W. Bershad, a citizen of the United States of America (the “Reporting Person” or “Mr. Bershad”), to amend the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Shares”), of GSI Group, Inc. (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.
          Items 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 4. Purpose of Transaction.
     On May 14, 2010, Mr. Bershad entered into an agreement (the “Restructuring Plan Support Agreement”) with the other members of the statutory committee of equity security holders appointed on December 22, 2009 (the “Equity Committee”) in the bankruptcy cases of the Company, GSI Group Corporation and certain of their subsidiaries and affiliates (together, the “Company Parties”), and certain of the holders of the 11% Senior Notes issued by certain of the Company Parties (the “Notes” and the holders of such Notes, the “Noteholders” and the Noteholders party to the Restructuring Plan Support Agreement, the “Consenting Noteholders”).
     Pursuant to the Restructuring Plan Support Agreement, the Noteholders will receive, in exchange for their Notes, their pro-rata share of (i) between $90,000,000 and $110,000,000 principal amount of new senior secured notes, (ii) $10,000,000 in cash (the “Cash Payment”), (iii) all cash proceeds from an $85,000,000 rights offering (the “Rights Offering”), (iv) payment in cash of all accrued but unpaid interest due under the Notes through the date of effectiveness of the Company Parties’ bankruptcy cases, and (v) $5,000,000 of common shares of the Company after reorganization, issued at a price of $1.80 per share (the “Supplemental Equity Exchange”).
     The Rights Offering will consist of the Company Parties offering to all holders of Shares, on a pro-rata basis, the right to purchase common shares of the Company after reorganization at a price of $1.80 per share. Pursuant to the Restructuring Plan Support Agreement and related documents, the Consenting Noteholders have agreed to backstop the Rights Offering in its entirety with their Notes. Therefore, to the extent the Rights Offering is not fully subscribed for by the holders of Shares, the Consenting Noteholders will exchange a principal amount of their Notes equal to any such shortfall into common shares of the Company after reorganization at a price of $1.80 per share. Notwithstanding the foregoing, in connection with their backstop commitment, the Consenting Noteholders will exchange no less than $20,000,000 in principal amount of their Notes for common shares of the Company after reorganization at $1.80 per share even if their backstop commitment requires an exchange of less than this amount. For example, if the holders of Shares elect not to participate in the Rights Offering, then the Noteholders pursuant to their backstop commitment will exchange $85,000,000 in principal amount of Notes for common shares of the Company after reorganization at a price of $1.80 per share. When combined with the application of the Cash Payment and Supplemental Equity Exchange, this will result in the issuance of an aggregate principal amount of new senior secured notes equal to $110,000,000. However, if the Rights Offering is fully subscribed for by the holders of Shares, the Noteholders will receive the cash proceeds of the Rights Offering in satisfaction of $85,000,000 principal amount of Notes and the Consenting Noteholders will exchange $20,000,000 in principal amount of Notes for common shares of the Company after reorganization at a price of $1.80 per share. When combined with the application of the Cash Payment and Supplemental Equity Exchange, this will result in the issuance of an aggregate principal amount of new senior secured notes equal to $90,000,000.

CUSIP No. 3622U102	13D	Page 3 of 5 Pages
     The Consenting Noteholders will receive a fee of 5% of the backstop commitment amount in exchange for their commitment to backstop the Rights Offering.
     The Noteholders are entitled to receive a fee equal to 2% of the aggregate principal amount of Notes currently outstanding in the event that at any time prior to consummation of the Rights Offering a restructuring transaction other than the restructuring transaction set forth in the Restructuring Plan Support Agreement is consummated.
     Pursuant to the Restructuring Plan Support Agreement, the initial board of directors of the Company after reorganization will consist of: two directors to be selected by the 66 2/3% of Consenting Noteholders (the “Required Noteholders”), two directors with expertise in the Company’s industry to be selected by the Equity Committee one director to be selected by mutual agreement of the Required Noteholders and the Equity Committee, one director to be selected by the current Board of Directors from the current Board of Directors of the Company, and the Chief Executive Officer of the Company after reorganization. The three holders of the largest principal amounts of the Notes shall have board observer rights subject to reasonable restrictions.
     This description of the Restructuring Plan Support Agreement is a summary only and is qualified in its entirety by reference to the Restructuring Plan Support Agreement, a copy of which is referenced as Exhibit 8 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on May 18, 2010) and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     As described in Item 4 above, on May 14, 2010, Mr. Bershad, other members of the Equity Committee, the Company Parties and Consenting Noteholders entered into the Restructuring Plan Support Agreement, the terms of which are set forth in the Restructuring Plan Support Agreement, a copy of which is referenced as Exhibit 8 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on May 18, 2010) and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit 7	Restructuring Plan Support Agreement of GSI Group, Inc. et al, dated as of May 14, 2010 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on May 18, 2010).

CUSIP No. 3622U102	13D	Page 4 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 18, 2010

/s/ Stephen W. Bershad
Stephen W. Bershad

CUSIP No. 3622U102	13D	Page 5 of 5 Pages
EXHIBIT INDEX

Exhibit 7	Restructuring Plan Support Agreement of GSI Group, Inc. et al, dated as of May 14, 2010 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on May 18, 2010).